Sills Cummis & Gross
A Professional Corporation

101 Park Avenue
28th Floor
New York, New York 10178
Tel: (212) 643-7000
Fax (212) 643-6500

The Legal Center
One Riverfront Plaza
New Jersey, NJ 07102
Tel: (973) 643-7000
Fax: (973) 643-6500
Steven L. Wasserman
Direct Dial: 212-500-1579
Email:swasserman@sillscummis.com
September 2, 2020
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         Re: Unique Fabricating, Inc.
          Form 10-K for the Fiscal Year Ended December 29, 2019
          File No. 1-37480
Dear Ms. Hooker and Ms. McConnell:
On behalf of our client, Unique Fabricating, Inc. (the “Company”), we are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 24, 2020 with respect to the Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Commission on March 27, 2020 (the “Form 10-K”). For the Staff’s convenience, we have reproduced each of the Staff’s comments below in italics preceding the Company’s response.

Staff Comments and Company Responses
Form 10-K for the Fiscal Year Ended December 29, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operation Non-GAAP Financial Measures, page 32

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2020

1.In regard to the Non-GAAP financial measure Adjusted EBITDA, please address the following in future filings:
◦It is not clear to us how you determined the adjustments currently labeled one-time consulting and licensing ERP system implementation costs are one-time costs since they appear to be ongoing periodic expenses. Refer to Questions 100.01 and 102.03 of the Non-GAAP Compliance and Disclosure Interpretations and Item 10(e)(l)(ii)(B) of Regulation S-K. It appears to us that these costs should not be identified as “one-time” and, to the extent these costs are expected to continue, it is not clear to us why removing them from a Non-GAAP performance measure would be appropriate. To the extent you believe these costs are incremental costs, it appears to us you should more fully explain their nature, disclose when you expect them to end, and provide an estimate of the incremental costs that remain; and
◦Based on your disclosure that financial covenants in your credit facility are based on Adjusted EBITDA, revise your disclosures to also comply with Question 102.09 of the Non-GAAP Compliance and Disclosure Interpretations.
Response: We acknowledge the Staff’s comment and in future filings, beginning with the third quarter Form 10-Q, the Company will not identify Adjusted EBITDA as a key financial performance measure. The Company will instead include a Consolidated EBITDA disclosure with an explanation in the ‘Liquidity and Capital Resources’ portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Furthermore, the Company will not identify the implementation costs of our ERP system as “one-time.” However, the Company does not expect the project to continue beyond 2021 and regards the adjustment as appropriate, subject to the limitations referenced in Question 102.03 of the Non-GAAP Compliance and Disclosure Interpretations. We also note that the consulting and licensing ERP system implementation costs are adjustments included in the calculation of Consolidated EBITDA used in determining compliance with financial covenants in the Company’s credit agreement through fiscal 2021 and therefore appropriate in the calculation of Consolidated EBITDA disclosed in our filings. The Company will include an explanation of the nature of the costs and provide an estimate of currently anticipated incremental costs that remain.
In our third quarter and future filings we will also disclose, in accordance with Question 102.09, the definition of Consolidated EBITDA stated in our credit agreement and describe the covenants in which the definition is applied, in the following format:

The following is a reconciliation of net income (loss), as reported, which is a U.S. GAAP measure of our operating results, to Consolidated EBITDA, as defined in our credit agreement:

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2020

Consolidated EBITDA - as defined in the Company's Credit Agreement and Loan Documents

Net Income
Plus:
Interest expense, net
Tax expense
Depreciation and Amortization
Management fees
Non-cash stock awards
Non-recurring expenses (a)
Goodwill impairment
Restructuring expenses (b)
ERP system implementation consulting and licensing costs (c)
Financing expenses (d)

Consolidated EBITDA, as defined

Credit Agreement financial covenants
Total Consolidated Indebtedness, as defined
Total leverage ratio (e)
Covenant requirement

(a) Represents any other non-recurring, non-cash gains during such period, including without limitation, (i) gains from the sale or exchange of assets other than in the ordinary course of business, and (ii) gains from early extinguishment of Indebtedness or Hedging Agreements

(b) Represents restructuring costs and expenses incurred from time to time at various locations, in an aggregate amount under the definition, during any twelve-month period, not to exceed $500,000
(c) Represents costs incurred with respect to the purchase and implementation of the Company's enterprise resource planning system, in an aggregate amount under the definition, not to exceed (a) $200,000 during each of US Borrower's fiscal quarters in 2020, (b) $100,000 during each of the Company's fiscal quarters in 2021, and (c) $0 with respect to any calculation thereafter

(d) Represents costs and expenses incurred in connection with the Eighth Amendment to the credit agreement, in an aggregate amount not to exceed $175,000
(e) Ratio of Total Debt, as defined, to Consolidated EBITDA

Refer to Note 6, "Long-term Debt," in Part 1, Item 1, 'Notes to Condensed Consolidated Financial Statements,' included within this quarterly report on Form 10-Q for the third quarter ended September 30, 2020 for additional information.

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2020

Notes to the Consolidated Financial Statements
Note 1- Nature of Business and Significant Accounting Policies
Goodwill, page 49

2.We note that you recorded an impairment charge of $6.8 million to write-off a portion of your goodwill due to a decrease in your market capitalization during 2019. Based on your remaining goodwill balance and your intangible asset balance, it appears to us that future impairments could be material to your results of operations. In future filings, please provide a risk factor to disclose and discuss risks associated with possible future impairments or explain why you do not believe a risk factor is warranted.
Response: The Company will include, as requested, a risk factor describing the potential for goodwill impairment charges, based on past experience and general industry conditions, and the negative effect that such charges, if required, would likely have on the Company’s results of operations. The Company will include in our third quarter Form 10-Q and future filings a risk factor in substantially the following form:
‘Our goodwill has been subject to impairment and may continue to be subject to impairment in the future.
The Company had $22.1 million of goodwill on our balance sheet as of September 30, 2020. Under U.S. GAAP, goodwill is required to be reviewed for impairment at least annually, or more frequently if potential interim indicators exist. Impairment may result from various factors, including adverse changes in assumptions used for valuation purposes, such as actual or projected revenue growth rates, profitability or discount rates. If the testing indicates that an impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill and the fair value of the goodwill. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a decline in economic conditions, or a slow economic recovery, adverse changes in the market share of our products, or other factors which could result in reductions in our sales or profitability over an extended period. We cannot predict the amount and timing of any future impairments, if any. We have experienced impairment charges with respect to goodwill, and we may experience such charges in the future, particularly if our business performance declines or expected growth is not realized. For the fiscal year ended December 29, 2019, we incurred goodwill impairment charges of $6.8 million. It is possible that material changes in our business, market conditions, or assumptions about our market share or position could occur over time. Any future impairment of our goodwill or other intangible assets could have a material adverse effect on our financial condition and results of operations, as well as the trading price of our securities. For a further discussion of the fiscal 2019 impairment charges and our impairment testing, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition-Liquidity and Note 1 of our 2019 Form 10-K.’

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2020

Item 9A. Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 72

3.Please tell us and revise future filings to identify the COSO framework you used to evaluate the effectiveness of your internal control over financial reporting as of the end of your fiscal year. Refer to Item 308(a)(2) of Regulation S-K.

Response: The Company uses the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) to determine the effectiveness of internal controls over financial reporting. The Company’s future annual filings will include this in Item 9A. Controls and Procedures.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 212-500-1579.

Very truly yours,
/s/ Steven L. Wasserman
Steven L. Wasserman

Cc: Byrd Douglas Cain, III., President and Chief Executive Officer
Brian Loftus, Chief Financial Officer